FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

First Quarter 2011 Results

Contents (continued)

Page

Risk and balance sheet management	88

Capital	88

Funding and liquidity risk	91

Credit risk	97

Market risk	119

Additional information	124

Appendix 1 Income statement reconciliations

Appendix 2 Asset Protection Scheme

Appendix 3 Businesses outlined for disposal

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group's future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and government and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.'s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 5 to 56, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. This information is provided to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	movements in the fair value of own debt;

•	Asset Protection Scheme credit default swap - fair value changes;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	strategic disposals;

•	bonus tax;

•	write-down of goodwill and other intangible assets; and

•	RFS Holdings minority interest (RFS MI).

Net interest margin
The basis of calculating the net interest margin (NIM) has been refined and now reflects the actual number of days in each quarter. Group and divisional NIMs for prior periods have been re-computed on the new basis.

Results summary

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Core
Total income (1)	7,547	7,138	8,206
Operating expenses (2)	(3,798)	(3,600)	(3,791)
Insurance net claims	(784)	(937)	(1,003)
Operating profit before impairment losses (3)	2,965	2,601	3,412
Impairment losses	(872)	(930)	(971)
Operating profit (3)	2,093	1,671	2,441

Non-Core
Total income (1)	486	321	917
Operating expenses (2)	(323)	(481)	(639)
Insurance net claims	(128)	(245)	(133)
Operating profit/(loss) before impairment losses (3)	35	(405)	145
Impairment losses	(1,075)	(1,211)	(1,704)
Operating loss (3)	(1,040)	(1,616)	(1,559)

Total
Total income (1)	8,033	7,459	9,123
Operating expenses (2)	(4,121)	(4,081)	(4,430)
Insurance net claims	(912)	(1,182)	(1,136)
Operating profit before impairment losses (3)	3,000	2,196	3,557
Impairment losses	(1,947)	(2,141)	(2,675)
Operating profit (3)	1,053	55	882
Fair value of own debt	(480)	582	(169)
Asset Protection Scheme credit default swap - fair value changes	(469)	(725)	(500)
Other items	(220)	80	(218)
Loss before tax	(116)	(8)	(5)

Memo: Profit before tax, pre APS	353	717	495

For definitions of the notes refer to page 7.

Results summary

	Quarter ended
Key metrics	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Core
- Net interest margin	2.26%	2.25%	2.15%
- Cost:income ratio (4)	56%	58%	53%
- Return on equity	15.1%	12.1%	17.1%
- Adjusted earnings per ordinary and B share from continuing operations	0.6p	0.4p	1.3p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 26.5% (2010 - 28.0%)	1.4p	1.1p	1.5p
Non-Core
- Net interest margin	0.90%	1.09%	1.27%
- Cost:income ratio (4)	90%	633%	82%
Group
- Net interest margin	2.03%	2.02%	1.95%
- Cost:income ratio (4)	58%	65%	55%
Continuing operations
- Basic loss per ordinary and B share (5)	(0.5p)	-	(0.2p)

For definitions of the notes refer to page 7.

Results summary

	31 March 2011	31 December 2010	Change	31 March 2010(12)	Change

Capital and balance sheet
Total assets	£1,413bn	£1,454bn	(3%)	£1,583bn	(11%)
Funded balance sheet (6)	£1,052bn	£1,026bn	3%	£1,121bn	(6%)
Loan:deposit ratio - Core (7)	96%	96%	-	102%	(600bp)
Loan:deposit ratio - Group (7)	115%	117%	(200bp)	131%	(1,600bp)
Risk-weighted assets - gross	£538bn	£571bn	(6%)	£586bn	(8%)
Benefit of Asset Protection Scheme (APS)	(£98bn)	(£106bn)	(7%)	(£125bn)	(21%)
Risk-weighted assets - net of APS	£440bn	£465bn	(6%)	£461bn	(5%)
Total equity	£76bn	£77bn	(1%)	£81bn	(6%)
Core Tier 1 ratio*	11.2%	10.7%	50bp	10.6%	60bp
Tier 1 ratio	13.5%	12.9%	60bp	13.7%	(20bp)
Risk elements in lending (REIL)	£41bn	£39bn	5%	£37bn	11%
REIL as a % of gross loans and advances(8)	7.9%	7.3%	60bp	6.3%	160bp
Provision balance as % of REIL and potential problem loans (PPL)	46%	46%	-	45%	100bp
Tier 1 leverage ratio (9)	17.4x	16.8x	4%	17.6x	(1%)
Tangible equity leverage ratio (10)	5.3%	5.5%	(20bp)	5.1%	20bp
Tangible equity per ordinary and B share(11)	50.1p	51.1p	(2%)	51.5p	(3%)

* Benefit of APS in Core Tier 1 ratio is 1.3% at 31 March 2011 (31 December 2010 - 1.2%; 31 March 2010 - 1.4%).

Notes:
(1)	Excluding movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, strategic disposals and RFS Holdings minority interest.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(4)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(5)	(Loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 72.
(6)	Funded balance sheet represents total assets less derivatives.
(7)	Net of provisions.
(8)	Gross loans and advances to customers including disposal groups, excluding reverse repurchase agreements (reverse repos).
(9)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(11)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.
(12)	Excluding RFS Holdings minority interest for comparability.

Results summary - statutory

Highlights

•	Income of £7,058 million for Q1 2011.

•	Operating loss before tax of £116 million for Q1 2011.

•	Core Tier 1 ratio 11.2%.

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Continuing operations:
Total income	7,058	7,822	8,523
Operating expenses	(4,315)	(4,507)	(4,717)
Operating profit before impairment losses	1,831	2,133	2,670
Impairment losses	(1,947)	(2,141)	(2,675)
Operating loss before tax	(116)	(8)	(5)
(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the quarter ended 31 March 2011

In the income statement set out below, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 57, these items are included in income and operating expenses as appropriate.

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Core	£m	£m	£m

Net interest income	3,052	3,220	3,035

Non-interest income (excluding insurance net premium income)	3,484	2,827	4,050
Insurance net premium income	1,011	1,091	1,121

Non-interest income	4,495	3,918	5,171

Total income (1)	7,547	7,138	8,206
Operating expenses (2)	(3,798)	(3,600)	(3,791)

Profit before other operating charges	3,749	3,538	4,415
Insurance net claims	(784)	(937)	(1,003)

Operating profit before impairment losses (3)	2,965	2,601	3,412
Impairment losses	(872)	(930)	(971)

Operating profit (3)	2,093	1,671	2,441

Non-Core

Net interest income	250	358	499

Non-interest income (excluding insurance net premium income)	98	(218)	250
Insurance net premium income	138	181	168

Non-interest income	236	(37)	418

Total income (1)	486	321	917
Operating expenses (2)	(323)	(481)	(639)

Profit/(loss) before other operating charges	163	(160)	278
Insurance net claims	(128)	(245)	(133)

Operating profit/(loss) before impairment losses (3)	35	(405)	145
Impairment losses	(1,075)	(1,211)	(1,704)

Operating loss (3)	(1,040)	(1,616)	(1,559)

For definitions of the notes refer to page 7.

Summary consolidated income statement
for the quarter ended 31 March 2011 (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Total	£m	£m	£m

Net interest income	3,302	3,578	3,534

Non-interest income (excluding insurance net premium income)	3,582	2,609	4,300
Insurance net premium income	1,149	1,272	1,289

Non-interest income	4,731	3,881	5,589

Total income (1)	8,033	7,459	9,123
Operating expenses (2)	(4,121)	(4,081)	(4,430)

Profit before other operating charges	3,912	3,378	4,693
Insurance net claims	(912)	(1,182)	(1,136)

Operating profit before impairment losses (3)	3,000	2,196	3,557
Impairment losses	(1,947)	(2,141)	(2,675)

Operating profit (3)	1,053	55	882
Fair value of own debt	(480)	582	(169)
Asset Protection Scheme credit default swap - fair value changes	(469)	(725)	(500)
Amortisation of purchased intangible assets	(44)	(96)	(65)
Integration and restructuring costs	(145)	(299)	(168)
Strategic disposals	(23)	502	53
Bonus tax	(11)	(15)	(54)
Write-down of goodwill and other intangible assets	-	(10)	-
RFS Holdings minority interest	3	(2)	16

Loss before tax	(116)	(8)	(5)
Tax (charge)/credit	(423)	3	(107)

Loss from continuing operations	(539)	(5)	(112)
Profit from discontinued operations, net of tax	10	55	313

(Loss)/profit for the period	(529)	50	201
Non-controlling interests	1	(38)	(344)
Preference share and other dividends	-	-	(105)

(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

For definitions of the notes refer to page 7.

Summary consolidated balance sheet at 31 March 2011

	31 March 2011	31 December 2010
	£m	£m

Loans and advances to banks (1)	59,304	57,911
Loans and advances to customers (1)	494,148	502,748
Reverse repurchase agreements and stock borrowing	105,659	95,119
Debt securities and equity shares	253,596	239,678
Other assets	139,498	131,043

Funded assets	1,052,205	1,026,499
Derivatives	361,048	427,077

Total assets	1,413,253	1,453,576

Owners' equity	74,076	75,132
Non-controlling interests	1,710	1,719
Subordinated liabilities	26,515	27,053
Bank deposits (2)	63,829	66,051
Customer deposits (2)	428,474	428,599
Repurchase agreements and stock lending	130,047	114,833
Derivatives, settlement balances and short positions	432,084	478,076
Other liabilities	256,518	262,113

Total liabilities and equity	1,413,253	1,453,576

Memo: Tangible equity (3)	54,923	55,940

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Net interest income	£m	£m	£m

Net interest income (1)	3,289	3,365	3,447

Average interest-earning assets	658,578	661,380	717,900

Net interest margin (2)
- Group	2.03%	2.02%	1.95%
- Core
- Retail & Commercial (3)	3.27%	3.21%	3.01%
- Global Banking & Markets	0.76%	0.93%	1.13%
- Non-Core	0.90%	1.09%	1.27%

Notes:
(1)	For further analysis refer to page 63.
(2)	The basis of calculating the net interest margin has been refined and is now based on daily averages rather than quarterly averages. Prior periods have been re-computed on the new basis.
(3)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q1 2011 compared with Q4 2010
•	Net interest income was 2% lower, reflecting the continued run-off of Non-Core assets, higher funding costs and the shorter calendar quarter.

•
Group NIM improved by 1 basis point to 2.03% compared with the prior quarter, benefiting from improving asset margins in Retail & Commercial and the reduction of low margin assets in Non-Core. However, these were offset by tighter margins in GBM, and higher funding costs.

•
Core Retail & Commercial NIM improved to 3.27% from 3.21% in Q4 2010. UK Retail asset margins declined marginally, with lower front book margins reflecting the increasing proportion of higher quality, lower loan to value mortgage lending. UK Corporate NIM improved. Deposit margins were stable at low levels in all Retail & Commercial divisions.

Q1 2011 compared with Q1 2010
•	Net interest income was 5% lower, largely reflecting the reduction in GBM and Non-Core interest-earning assets.

•	Group NIM rose by 8 basis points from 1.95% in Q1 2010, with Core Retail & Commercial NIM showing an improvement of 26 basis points. GBM NIM, however, was 37 basis points lower.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Non-interest income	£m	£m	£m

Net fees and commissions	1,382	1,604	1,479
Income from trading activities	1,490	979	2,225
Other operating income	710	26	596

Non-interest income (excluding insurance net premium income)	3,582	2,609	4,300
Insurance net premium income	1,149	1,272	1,289

Total non-interest income	4,731	3,881	5,589

Key points

Q1 2011 compared with Q4 2010
•
The substantial increase in non-interest income in Q1 2011 was largely driven by strong trading results from GBM, where a rebound in credit markets activity, particularly in the early part of the quarter, followed a seasonally subdued Q4 2010. Non-Core non-interest income improved, with lower fair value write-downs on asset portfolios and reduced disposal losses.

•	UK Retail fees and commissions were lower, reflecting the absence of the profit share income received in Q4 and the restructuring of the division's financial planning joint venture.

Q1 2011 compared with Q1 2010
•	Although GBM trading results were strong during the quarter, income was lower than in the buoyant market conditions of Q1 2010.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Operating expenses	£m	£m	£m

Staff costs	2,320	2,059	2,553
Premises and equipment	556	636	528
Other	865	938	935

Administrative expenses	3,741	3,633	4,016
Depreciation and amortisation	380	448	414

Operating expenses	4,121	4,081	4,430

General insurance	912	1,151	1,107
Bancassurance	-	31	29

Insurance net claims	912	1,182	1,136

Staff costs as a % of total income	29%	28%	28%

Key points

Q1 2011 compared with Q4 2010
•
Group operating expenses remained broadly in line quarter-on-quarter, with a 1% increase from Q4 2010, as continued benefits from the Group's cost reduction programme have kept expense growth in check.

•	There was a 13% rise in staff costs, largely reflecting an increase in GBM expenses driven by income 50% higher than in Q4 2010, partially offset by a fall in premises, equipment and other costs.

•
Insurance net claims fell to £912 million from £1,182 million largely driven by more benign weather conditions experienced during Q1 2011 and a return to more normalised claims levels on Non-Core legacy business.

Q1 2011 compared with Q1 2010
•	Operating expenses fell by 7% compared with Q1 2010 reflecting the realisation of cost saving benefits from the Group cost reduction programme and various country exits throughout 2010.

•	Staff expenses decreased by 9% largely driven by the country and business exits in Non-Core since Q1 2010, and lower variable compensation in GBM in the quarter.

•	Insurance net claims decreased by 20% as bodily injury reserving stabilised and the severe weather experienced in Q1 2010 was not repeated.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Impairment losses	£m	£m	£m

Loan impairment losses	1,898	2,155	2,602
Securities impairment losses	49	(14)	73

Group impairment losses	1,947	2,141	2,675

Loan impairment losses
- latent	(107)	(116)	31
- collectively assessed	720	729	841
- individual assessed	1,285	1,555	1,730

Customer loans	1,898	2,168	2,602
Bank loans	-	(13)	-

Loan impairment losses	1,898	2,155	2,602

Customer loan impairment charge as % of gross loans and advances (1)
Group	1.5%	1.6%	1.8%
Core	0.8%	0.9%	0.9%
Non-Core	4.0%	4.4%	4.6%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points

Q1 2011 compared with Q4 2010
•
Total impairments fell by 9% in Q1 2011 despite a £135 million increase in Ulster Bank (Core and Non-Core). The decrease was driven by improvements in UK Retail and in UK Corporate which benefited from a £108 million release of latent loss provisions, reflecting improving book quality and credit metrics. Non-Core impairments were 11% lower reflecting the improving corporate environment.

•
Ulster Bank (Core and Non-Core) impairments continued to rise from Q4 2010, from £1,165 million to £1,300 million (12%). The Core increase was driven by continued deterioration in mortgage credit metrics together with a higher level of defaults recorded in the corporate investment and SME portfolios.

Q1 2011 compared with Q1 2010
•	Group impairments fell by 27% from Q1 2010 levels as the overall economic environment continued to improve.

•
In the Core business impairments fell by 10%. A 50% decrease in UK Retail, primarily reflecting lower arrears volumes on the unsecured portfolio, was offset by an increase in Ulster Bank impairments where the economic environment remains challenging. Both UK Corporate and US Retail & Commercial impairments fell, by 44% and 23% respectively.

•
Non-Core impairments decreased from £1,704 million to £1,075 million as the corporate environment improved, but with continued high impairment levels in Ulster Bank and certain other real estate portfolios.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
One-off and other items	£m	£m	£m

Fair value of own debt*	(480)	582	(169)
Asset Protection Scheme credit default swap - fair value changes	(469)	(725)	(500)
Amortisation of purchased intangible assets	(44)	(96)	(65)
Integration and restructuring costs	(145)	(299)	(168)
Strategic disposals	(23)	502	53
Bonus tax	(11)	(15)	(54)
Write-down of goodwill and other intangible assets	-	(10)	-
RFS Holdings minority interest	3	(2)	16

	(1,169)	(63)	(887)

* Fair value of own debt impact:
Income from trading activities	(186)	110	41
Other operating income	(294)	472	(210)

Fair value of own debt (FVOD)	(480)	582	(169)

Key points

Q1 2011 compared with Q4 2010
•	A tightening of the Group's credit spreads resulted in a charge of £480 million in relation to movements in FVOD, compared with a gain of £582 million in the prior quarter.

•	Q4 2010 included a £502 million gain largely from the strategic disposal of Global Merchant Services.

•	Integration and restructuring costs decreased by 52% as costs in relation to business and country exits remain somewhat lumpy.

•
APS is accounted for as a credit derivative, and movements in the fair value of the contract are taken as an 'other' item. The charge of £469 million in Q1 2011 primarily reflects a reduction in covered assets as well as improvement in credit spreads. The cumulative charge on APS now stands at £2,019 million.

Q1 2011 compared with Q1 2010
•	The FVOD charge was £311 million higher than in Q1 2010.

•	Integration and restructuring costs reduced from Q1 2010 as costs relating to the ABN AMRO integration in 2009 were replaced with comparatively smaller business and country exit costs.

•	Strategic disposals in Q1 2010 included the disposal of a segment of the Group's asset management business.

For information relating to the bank levy refer to page 86.

Analysis of results (continued)

Capital resources and ratios	31 March 2011	31 December 2010	31 March 2010 (2)

Core Tier 1 capital	£49bn	£50bn	£49bn
Tier 1 capital	£60bn	£60bn	£63bn
Total capital	£64bn	£65bn	£72bn
Risk-weighted assets
- gross	£538bn	£571bn	£586bn
- benefit of the Asset Protection Scheme	(£98bn)	(£106bn)	(£125bn)
Risk-weighted assets	£440bn	£465bn	£461bn
Core Tier 1 ratio (1)	11.2%	10.7%	10.6%
Tier 1 ratio	13.5%	12.9%	13.7%
Total capital ratio	14.5%	14.0%	15.7%

Notes
(1)	Benefit of APS in Core Tier 1 ratio is 1.3% at 31 March 2011 (31 December 2010 - 1.2%; 31 March 2010 - 1.4%).
(2)	Excluding RFS Holding minority interest for comparability.

Key points

Q1 2011 compared with Q4 2010
•
The Core Tier 1 ratio improved by 50 basis points to 11.2% in Q1 2011, principally reflecting a £33 billion reduction in gross RWAs, excluding the benefit provided by the APS, driven by asset run-off, disposals and restructurings, and a reclassification of certain trades in Non-Core.

•	The APS provided relief equivalent to 1.3% of Core Tier 1.

Q1 2011 compared with Q1 2010
•	The Core Tier 1 ratio increased by 60 basis points from Q1 2010 levels due to a reduction of £48 billion in gross RWAs.

•	Non-Core RWAs fell by over £36 billion in the year driven by disposals, asset run-off and risk reduction.

Analysis of results (continued)

Balance sheet	31 March 2011	31 December 2010	31 March 2010 (4)

Total assets	£1,413bn	£1,454bn	£1,583bn
Funded balance sheet	£1,052bn	£1,026bn	£1,121bn
Loans and advances to customers (1)	£494bn	£503bn	£554bn
Customer deposits (2)	£428bn	£429bn	£425bn
Loan:deposit ratio - Core (3)	96%	96%	102%
Loan:deposit ratio - Group (3)	115%	117%	131%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.
(4)	Excluding RFS Holdings minority interest for comparability.

Key points
•
Group funded assets, excluding derivatives, increased by £26 billion during the quarter to £1,052 billion at 31 March 2011. Non-Core funded assets continued to decline, falling by £13 billion to £125 billion. GBM assets increased by £27 billion from a seasonally low level at the end of 2010, but remain within the targeted range, and there has been modest growth in Retail & Commercial.

•
Loans and advances fell by £9 billion during the quarter, with portfolio run-off in Non-Core and GBM only partially offset by growth in Core UK Retail & Commercial lending. With deposits holding steady, the Group loan:deposit ratio improved to 115% while the Core loan:deposit ratio was stable at 96%.

•
Compared with 31 March 2010, funded assets fell by £69 billion, driven by the run-off of Non-Core. Over the year the Group loan:deposit ratio improved by 16 percentage points and the Core ratio by 6 percentage points.

Further discussion of the Group's funding and liquidity position is included on pages 91 to 96.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary